SANGRA MOLLER LLP
B a r r i s t e r s & S o l i c i t o r s

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925 West Georgia Street                                                                                                                                                                                             Stewart L. Muglich
Vancouver, British Columbia
Canada  V6C 3L2                                                                                                               Our File No.:
                                                                              5000066
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September 22, 2005

VIA EDGAR, FACSIMILE AND COURIER

SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E., Stop 7010
Washington, D.C. 20549-7010

Attention:  H. Roger Schwall, Assistant Director
Mail Stop 7010

Dear Sirs/Mesdames:

Re:     Mercer International Regco Inc. (the "Company")
Registration Statement on Form S-4
File No. 333-126683

We act as counsel for the Company and write in connection with the comment letter dated September 12, 2005 (the "Comment Letter") from the Securities and Exchange Commission (the "Commission") to Mercer International Inc. ("Mercer") on the Company's Registration Statement on Form S-4 (the "Registration Statement") relating to the conversion of Mercer from a Massachusetts trust to a corporation organized under the laws of the State of Washington (the "Conversion"). On behalf of the Company, we provide the following responses to your comments. For your ease of reference, we have set out below, in italics, the comments contained in the Comment Letter, with the Company's responses following each comment. In addition, we have updated the Registration Statement to reflect the incentive stock grants made to senior management of Mercer as of September 9, 2005, and to clarify certain terms in the merger agreement to conform to the disclosure contained in the Registration Statement, and have also made other minor updates and corrections.

General

1.	We remind you of prior comment 1 from our letter dated August 17, 2005. We also hope to discuss several other issues with you by telephone.

We note your comment and acknowledge your oral comments received on September 14, 2005. In connection therewith we have filed the draft Amendment No. 1 to Form S-4 and our response letter dated August 22, 2005 to your comment letter dated August 17, 2005, both as "CORRESP" via EDGAR.  In addition, we have changed the definitions set out in the Registration Statement from "Mercer-DE" to "Transition Co." and from "Mercer-WA" to "Amalgamated Mercer" for greater clarity.

September 22, 2005

Material U.S. Federal Income Tax Consequences of the Conversion, page 23

2.	Refer to prior comments 3, 5, 7 and 8, and make corresponding changes as appropriate.

•	You indicate at page 24 that you have "obtained an opinion" from counsel regarding Section 368(a), but it is unclear where that opinion is to be found.
•
It remains unclear whether you intend to file a short- or long-form opinion as an exhibit. If the former, you must make clear both in the disclosure in this section and in the letter from counsel that you file as an exhibit that the disclosure in this section constitutes the opinion of counsel. For example, revise the last paragraph on page 24 accordingly.

•
It is insufficient for counsel to indicate in exhibit 8.1 that it is providing its opinion "concerning the description" of the material tax consequences. Instead of opining regarding the description, it must provide an opinion regarding the actual consequences. Similarly, the statement at page 2 of exhibit 8.1 that the disclosure "is correct" does not make clear that the referenced disclosure also constitutes counsel's opinion.

•
The references at page 3 of exhibit 8.1 to the specific tax consequences "presented above" and at page 2 to "the opinion set forth below" are unclear due to the incomplete nature of the "opinion" rendered.

•	If you instead intend to summarize the long-form opinion to be provided by counsel, we may have additional comments once we view the changes and the new opinion.
•
If the disclosure in the registration statement is intended to constitute counsel's opinion, ensure that all "assumptions, exceptions, limitations and qualifications" to which counsel refers in exhibit 8.1 appear in the corresponding text in the registration statement. Conversely, if counsel intends the document filed as exhibit 8.1 to constitute a long-form opinion, ensure that all such items appear in that documents and that it does not suggest that the reader needs to look elsewhere to find that information.

The disclosure at page 24 of the Registration Statement has been amended to indicate that the opinion from counsel regarding Section 368(a) is attached as exhibit 8.1.

The opinion attached as exhibit 8.1 will be a short-form opinion. Accordingly, the material U.S. federal income tax section of the Registration Statement has been amended to clarify that the disclosure in this section constitutes the opinion of counsel. In addition, exhibit 8.1 has been amended to clarify that counsel is providing its opinion about the material U.S. federal income tax consequences of the conversion (rather than a description thereof) and that the disclosure in the section on material U.S. federal income tax consequences of the conversion in the Registration Statement constitutes the opinion of counsel. Exhibit 8.1 has also been amended to clarify the opinions being rendered and therefore all references to such opinions should be clear.

Moreover, all assumptions, exceptions, limitations and qualifications referred to in exhibit 8.1 now also appear in the corresponding text in the registration statement.

September 22, 2005

3.	We note the new disclosure at page 25. Rather than suggesting that the reader "should consult" with its own tax advisor, you may recommend that course of action.

The new disclosure at page 25 has been amended to recommend that shareholders consult their own tax advisors in the circumstances described.

Exhibit 5.1 - opinion of counsel

4.	Explain to us why the number of shares referenced in the first paragraph of the opinion differs from the number that appears in the fee table in the initial filing.

The number of shares referenced in the opinion has been corrected to reflect the same number of shares that appears in the fee table of the Registration Statement.

5.	We refer you to prior comment 9. Ask counsel to eliminate the corresponding language from the last paragraph of its opinion, along with the suggestion that the opinion is "solely for your benefit".

The last paragraph of the opinion has been amended to delete the suggestion that the opinion is solely for the benefit of the reader and that it may not be relied upon by any other person, firm, corporation or other entity without counsel's prior written consent.

A marked version of the Company's full Registration Statement accompanies this letter for your ease of reference. Only marked pages will be forwarded via facsimile. The Company hopes to have the Registration Statement declared effective as soon as possible and, accordingly, any assistance you can provide in obtaining an expeditious review of this response letter and the amended Registration Statement would be greatly appreciated. We trust the foregoing to be in order but should you have any questions or concerns, please do not hesitate to contact the undersigned or my partner, Harj Sangra at 604-692-3022.

Yours truly,

SANGRA MOLLER LLP

/s/ Stewart L. Muglich

Per:
Stewart L. Muglich
(New York State Bar No. 098563)

SLM/tp

cc.   Mercer International Inc.
Attention: David M. Gandossi

Securities and Exchange Commission, Stop 7010
Attention: Timothy Levenberg

Securities and Exchange Commission, Stop 7010
Attention: Carrie Darling

Deloitte & Touche LLP
            Attention: Dan Rollins and Gregg Orr